[FIRST MERCHANTS LETTERHEAD]

November 25, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission Division of Corporation Finance

Attention: Jessica Livingston and Kevin Vaughn

Mail Stop-4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: First Merchants Corporation Form S-4 filed September 24, 2008 (File No. 333-153656), Form 10-K for Fiscal Year Ended December 31, 2007 and Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008, respectively (File No. 000-17071)

Ladies and Gentlemen:

This correspondence is First Merchants Corporation’s (“First Merchants”) response to comments received from the Securities and Exchange Commission (“SEC”) on November 21, 2008 for future filings of First Merchants’ Forms 10-K and 10-Q. The responses contained in this cover letter are keyed to your comments for your convenience.

Form S-4

Recent Developments, page 104

1. Please refer to the response to prior comment 2 of our November 7, 2008 letter and provide us a copy of the impairment analysis you performed under SFAS 142 and SFAS144 on your intangible assets as referenced in your response.

The attached impairment test of the core deposit intangible (CDI) was performed in conjunction with the goodwill impairment test as of September, 2008. The analysis was performed on accounts that existed at 9/30/08 with an open date prior to the respective acquisition dates. The analysis was conducted by estimating the present value of the cash flows expected to be received from the core deposits over the remaining original amortization period. This analysis was performed to determine the estimated cash flows to be received by Lincoln up to the merger date and to allocate the sales proceeds received from First Merchants to the core deposit intangible related to these specific core deposits. By utilizing discounted instead of undiscounted cash flows and only the remaining portion of the original estimated lives of the core deposits, Lincoln acknowledges the conservative nature of determining any level of impairment as the value of these deposits to First Merchants is anticipated to have a longer life. Based upon this cash flow analysis, Lincoln determined the value of the CDI was not impaired at 9/30/08.

Additionally, as a further validation that the CDI was not impaired at 9/30/08, Lincoln, utilized the estimated value of the core deposit intangible to be recorded by First Merchants of $12,000,000 and assigned the proportionate value of the $12,000,000 to these core deposits. That ratio resulted in an estimated allocation of $2,300,000 of the sales proceeds, (exclusive of the net cash flows to be realized by Lincoln up to the merger date) providing further indication that the CDI was not impaired at 9/30/08.

Lincoln Bancorp and Subsidiary Financial Statements, beginning on page F-1

Note 2. Investment Securities, page F-35

2. We note your response to prior comment 5 of our November 7, 2008 letter. In order to help us understand the basis for your determinations, please provide us a detailed analysis of how you determined your corporate obligations were not other-than-temporarily impaired. In your response, please identify the issuer(s) and describe how you considered the severity and the duration of the unrecognized loss and illiquid markets in your analysis. It may be helpful to provide us the cash flow analysis and trustee reports you relied on in performing your analysis.

The Trust preferred securities are made up of two types of securities. The first type of securities are single issuer variable rate securities. The following is a list of those securities:

Issuer	9/30/08 BV	9/30/08 FMV
KeyCorp Capital I	$999,260	$666,560
Chase Capital VI	2,986,172	2,256,330
Bankboston Capital Trust IV	3,950,023	3,292,960
Huntington Capital	2,987,027	1,186,350

Total	$10,922,482	$7,402,200

These securities were purchased in late 1999 and carried spreads over LIBOR in the 60-75 bps range. As previously noted the spread for newly issued securities widened over time, negatively impacting the market values of these securities. No impairment was recognized on the securities for this negative market impact as the ultimate timely collection of contractual principal and interest payments was not considered to be affected.

Each of these securities has experienced varying levels of market pricing impairment over the last several years but only in recent history have those levels become severe. As recently as June of 2007 these securities were impaired less than 2% with two of them being impaired less than 1%.

The current, more severe, level of impairment has been precipitated in large part as a result of the financial crisis sweeping our nation. Relatively severe fluctuations are occurring in the financial markets almost daily. These fluctuations have a direct impact on individual banking institutions and the outlook for their ability to meet their financial obligations. As recently reiterated in the Press Release: SEC Office of the Chief Accountant and FASB Staff Clarifications on Fair Value Accounting; 2008-234; Sept. 30, 2008 the near term prospects of the issuer need to be evaluated in any judgment made about the potential that other-than-temporary impairment exists. Although new news is released on almost a daily basis about individual financial institutions the four institutions listed above have not had the severity of bad news that certain others have. All of these institutions have received or been approved to receive capital infusions under the government sponsored Troubled Assets Relief Program (TARP) and we view these infusions as a substantial positive as we evaluate the near term prospects of each of these issuers. In addition, we view these TARP infusions as an indication that it would be unlikely that the government would allow any of these institutions to fail. We also note that in those transactions where an institution was acquired by another institution (as opposed to failing) the acquiring institutions have generally honored previously issued trust preferred debt of the acquired institution. As a result we have concluded that the near term prospects of these issuers are positive. We readily acknowledge that in the current economic environment this conclusion could change in the future and any such change will result in further evaluation for the existence of other-than-temporary impairment.

As a result of this conclusion, when we performed our cash flow analysis of each of these issuers we made the assumption that all payments of interest and principal would be made on a contractually agreed upon basis, that there would be no deferral’s of interest and that principal would be paid at maturity as agreed. Given our ability and intent to hold these securities until maturity the results of the cash flow analysis indicated no other-than-temporary impairment existed

The remaining two trust preferred securities are “pooled” trust preferred securities.

Issuer	9/30/08 BV	9/30/08 FMV
PreTSL XIX class C	$990,375	$187,280
PreTSL XVII class C	1,473,780	292,454

Total	$2,464,155	$479,734

Each of these securities contain over 50 underlying issuer banks and insurance companies. A cash flow analysis was performed by the servicer and reviewed by management that included current actual issuer deferments as well as actual issuer defaults. It also assumed certain forecast events for other issuers and used those assumptions in its analysis. In addition, the availability of issuer excess servicing that is contractually required to be contributed back to interest payments and retirement of the underlying issuer securities, along with the effect of over-collateralization in the pool was taken into account in the analysis. The results of this analysis, as of September 30, 2008, revealed that additional defaults and deferments would have to take place for the net present value analysis to indicate other-than-temporary impairment was required.

We are attaching the cash flow analysis and stress analysis for your review.

As part of our review regarding the near term prospects of these securities we considered the number of institutions included in each pool, the geographic diversity of each pool and certain metrics of the institutions that made up each pool. As a result of this review, and the cash flow projections noted above, as well as our intent and ability to hold these securities to maturity, no other-than-temporary impairment was indicated at this time.

Note 4. Disclosures About Fair Values of Assets and Liabilities, page F-37

3. Please refer to the response to prior comment 6 of our November 7, 2008 letter. We note that you use third party vendors to compile prices for your investment securities and that you determine the securities levelization under SFAS 157 based on such pricing information. Paragraph 22 of SFAS 157 indicates that the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety, and thus it is unrelated to whether a third party vendor is used to price the financial instrument. Thus, classification is based upon the assumptions and inputs used to value the instrument and whether they are based on market observable inputs, or unobservable inputs. Please address the following:

•	Please tell us how you concluded that there was not a significant input into the valuation methodology used by third party vendors that was based on unobservable data.

•

Please tell us and revise future filings to disclose the specific procedures management uses to validate the pricing received from third party vendors, including the material assumptions used to arrive at the prices.

•

Please revise your future filings to ensure that your disclosure does not imply that the classification in the fair value hierarchy is based upon whether the value is determined based on a third party vendor. Instead, please provide disclosure discussing the techniques used, the data used for the inputs/assumptions, and whether the inputs/assumptions are based on unobservable inputs, and how this information drove the classification in the fair value hierarchy.

The following is the response to both comment 3 and comment 4.

•

Both First Merchants and Lincoln utilize FTN Financial for portfolio accounting services, including market value input. FTN utilizes IDC, a market leader, for its market value inputs. Through our discussions with FTN, we have obtained an understanding of what inputs were being used by our vendors in pricing our portfolio and how the vendor was classifying these securities based upon these inputs. From this discussion, we are comfortable the classifications were proper. The attached document will provide greater insight into their work.

•

Both corporations have utilized FTN for an extended period of time and FTN has utilized IDC during our relationship with FTN. First Merchants has gained trust in the data for two reasons: (a) independent spot testing of FTN data is conducted by First Merchants through obtaining market quotes from various brokers on a periodic basis and (b) actual gains or loss resulting from the sale of certain securities has proven FTN’s data to be accurate over the years.

•

First Merchants and Lincoln will revise future filings to disclose the techniques used to assess the inputs/assumptions and whether the inputs/assumptions are based on unobservable inputs, and how this information drove the classification in the fair value hierarchy.

First Merchants Corporation

Form 10-Q for the Period Ended September 30, 2008

Note 3. Disclosures About Fair Values of Assets and Liabilities, page 11

4. Please refer to the response to prior comment 7 of our November 7, 2008 letter. We note that you use third party vendors to compile prices for your investment securities and that you determine the securities levelization under SFAS 157 based on such pricing information. Paragraph 22 of SFAS 157 indicates that the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety, and thus it is unrelated to whether a third party vendor is used to price the financial instrument. Thus, classification is based upon the assumptions and inputs used to value the instrument and whether they are based on market observable inputs, or unobservable inputs. Please address the following:

•	Please tell us how you concluded that there was not a significant input into the valuation methodology used by third party vendors that was based on unobservable data.

•

Please tell us and revise future filings to disclose the specific procedures management uses to validate the pricing received from third party vendors, including the material assumptions used to arrive at the prices.

•

Please revise your future filings to ensure that your disclosure does not imply that the classification in the fair value hierarchy is based upon whether the value is determined based on a third party vendor. Instead, please provide disclosure discussing the techniques used, the data used for the inputs/assumptions, and whether the inputs/assumptions are based on unobservable inputs, and how this information drove the classification in the fair value hierarchy.

See response to Comment 3 above.

Note 4. Investment Securities, page 13

5. We note your response to prior comment 9 of our November 7, 2004. In order to help us understand the basis for your determinations, please provide us a detailed analysis of how you determined your marketable equity securities were not other-than-temporarily impaired. In your response, please identify the investee(s) and describe how you considered the severity and the duration of the unrecognized loss, illiquid markets and future cash flows in your analysis.

The following is the detailed analysis on the only marketable equity security held by First Merchants’ which has impairment:

Security	CUSIP	Unrealized Gain	Unrealized Loss	Market Value
FHLMC Preferred Stock	313400798	$—	$15,000	$45,000

The amortized cost of this security, absent OTTI impairment, would have been $1,518,000 as of 9/30/2008. First Merchants wrote off $1,458,000 during the quarter ending 9/30/2008. Following the closing of First Merchants’ books for the third quarter, pricing reports revealed the fair market value of the security had diminished an additional $15,000. Because of the immaterial nature and amount of the item, First Merchants determined not to recognize the additional $15,000 as an other than temporary loss with respect to this security in the third quarter.

In closing, First Merchants acknowledges that:

•	First Merchants is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	First Merchants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark Hardwick
Mark Hardwick,
Executive Vice President Chief Financial Officer
First Merchants Corporation

Current interest rate (LNCB)	0.79%	1.17%	3.15%

	Demand	Savings	CD’s < 100,000	Total
Deposit base 9/30/08	3,850,484	1,898,318.00	1,263,621.00	7,012,423

Less: Public funds	(509,351.00)			(509,351)
Funds for reserve requirement	(57,757)	(56,950)	—	(114,707)

Net investable funds	3,283,376	1,841,368	1,263,621	6,388,365

					Yield on earning
Net Income generated from investible funds (Investable funds x Yield on earning assets)				367,331	5.75%

Service charge income—ESTIMATE				116,243

				483,574

Less:
Interest costs	30,419	22,210	39,804	92,433	1.32%
Servicing costs-Estimated	98,501	46,034	25,272	169,808

Income stream before taxes				221,333

Less: tax effect				(89,695)

Income stream				131,638

Rate of return				2.06%

Period	Deposit Base	Average Balance	Earnings		Present Value
2008	6,388,365	6,068,947	31,264		27,914
2009	5,749,529	5,430,110	111,892		89,200
2010	5,110,692	2,555,346	39,491		28,109

Core deposit intangible					145,222.89

					2.27%

Service charges on deposits	116,242.72
Average deposit balance	3,850,484

	3.02%

		Actual Core deposit per G/L - 9/30/08 =			187,895.00

From - 09302008 Deposits.xls
At Merger Date	Before Merger
Original Entity	Citizens
Public Funds	Not Public

Type	Data	Total	Wtd Rate	Citizens average balances
COD	Sum of Current Balance	1,263,621.52		9,950	127
	Sum of 1 day Interest	108.68	3.15%
DDA -incl MMF	Sum of Current Balance	3,341,133.14		5,851	571
	Sum of 1 day Interest	62.37	0.68%
SAV -incl IRA	Sum of Current Balance	1,898,318.89		4,880	389
	Sum of 1 day Interest	60.58	1.17%
Total Sum of Current Balance		6,503,073.55		5,983	1087

Total Sum of 1 day Interest		231.63	1.30%

Current interest rate (LNCB)	0.66%	1.42%	3.68%

	Demand	Savings	CD’s< 100 K	Total
Deposit base 9/30/08	31,878,421	7,729,940.11	5,731,844.77	45,340,206

Less: Public funds	(6,182,626.39)		(236,092.32)	(6,418,719)
Funds for reserve requirement	(478,176)	(231,898)	—	(710,075)

Net investable funds	25,217,618	7,498,042	5,495,752	38,211,413

					Yield on earning
Net Income generated from investible funds (Investable funds x Yield on earning assets)				2,197,156	5.75%

Service charge income—ESTIMATE				698,416

				2,895,572

Less:
Interest costs	169,592	109,765	202,244	481,601	1.06%
Servicing costs-Estimated	756,529	187,451	109,915	1,053,895

Income stream before taxes				1,360,076

Less: tax effect				(551,171)

Income stream				808,905

Rate of return				2.12%

Period	Deposit Base	Average Balance	Earnings		Present Value
2008	38,211,413	36,300,842	192,115		171,531
2009	34,390,271	32,479,701	687,569		548,126
2010	30,569,130	28,658,559	606,679		431,822
2011	26,747,989	24,837,418	525,788		334,148
2012	22,926,848	21,016,277	444,898		282,741
2013	19,105,706	9,552,853	101,113		64,259

Core deposit intangible					1,832,627.46

					4.80%
Service charges on deposits	698,415.53
Average deposit balance	31,878,421

	2.19%

		Actual Core deposit per G/L - 9/30/08 = —>			1,619,154.55

From - 09302008 Deposits.xls
At Merger Date	Before Merger
Original Entity	1st Bank
Public Funds	Not Public

Type	Data	Total	Wtd Rate	1st bank average balances
COD	Sum of Current Balance	5,495,752.45		5,495,752	21,301
	Sum of 1 day Interest	552.80	3.68%
DDA -incl MMF	Sum of Current Balance	25,695,802.21		25,695,802	8,542
	Sum of 1 day Interest	466.15	0.66%
SAV -incl IRA	Sum of Current Balance	7,729,940.11		7,729,940	5,428
	Sum of 1 day Interest	299.10	1.42%
Total Sum of Current Balance		38,921,494.77		38,921,495	8,299

Total Sum of 1 day Interest		1,318.05	1.24%

PreTSL XVII - CONFIDENTIAL

EITF 99-20, Other Than Temporary Impairment Cashflow Test

Originally Purchased at Par

Cusip # 74042EAD6

Previously Projected Cashflows

Assumptions:
LIBOR	2.81875% for all periods

Prepayments - 100% in yr 5 from issuance.

Defaults - None

Additional Defaults - Assumes ACA ($20mm insurance issuer) defaults with 25% recovery 6/09. Assumes Omni ($10mm bank issuer) defaults with 50% recovery 6/09.

Original Face Amount	$1,500,000
Current Remaining Factor	0.980238073
Current Remaining Face	$1,470,357
Current Book Value	1,473,779
FMV dollar price as of 09/30/08	30.889999
FMV as of 09/30/08	454,193
Original Purchase Price	100.80
Spread to 3 month LIBOR	1.40%
Discount Margin	1.40%
Discount Rate	4.21875%
Assumed LIBOR (flat)	2.81875%
Last Payment date	09/23/08
Analysis as of	09/30/08

Present Value of Previously Projected Cashflows	$1,470,350
Less Principal (paid)/capitalized 09/23/08	—

Present Value of Previously Projected Cashflows (adjusted for prin receipt)	$1,470,350

Currently Projected Cashflows

Assumptions:
LIBOR	2.81875% for all periods

Prepayments - 10% in yr 5, 2% in each of yrs 6-9, and 100% in yr 10 from issuance. Defaults - 1.2% applied to bank collateral and 2.1% applied to insurance collateral every third yr beginning 3/11. 10% recovery after 2 yrs.

Additional Defaults - Assumes ACA ($20mm insurance issuer) defers with no recovery. Assumes Omni ($10mm bank issuer) defers on 6/08 with 50% recovery 6/10. Assumes BankUnited ($5.8mm bank issuer) defers 12/08 with 20% recovery on 12/10. Assumes [0-4]% issuer defaults 3/09 with 50% recovery on 3/11.

Original Face Amount	$1,500,000
Current Remaining Factor	0.980238073
Current Remaining Face	$1,470,357
Current Book Value	1,473,779
FMV dollar price as of 09/30/08	30.889999
FMV as of 09/30/08	454,193
Original Purchase Price	100.80
Spread to 3 month LIBOR	1.40%
Discount Margin	1.40%
Discount Rate	4.21875%
Assumed LIBOR (flat)	2.81875%
Last Payment date	09/23/08
Analysis as of	09/30/08

Present Value of Currently Projected Cashflows	$1,470,332

Next Period Yield Based Upon Current Cashflows	4.18%

	Previously Projected Class C Cashflows
Date	Period	Interest	Principal	Total Cashflows	Present Value
9/23/2008	0.00	—	—	—	—
12/23/2008	1.01	15,680	—	15,680	15,515
3/23/2009	2.01	15,508	—	15,508	15,184
6/23/2009	3.03	15,852	—	15,852	15,356
9/23/2009	4.06	15,852	—	15,852	15,192
12/23/2009	5.07	15,680	—	15,680	14,868
3/23/2010	6.07	15,508	—	15,508	14,551
6/23/2010	7.09	15,852	1,470,357	1,486,209	1,379,684
9/23/2010	8.11	—	—	—	—
12/23/2010	9.12	—	—	—	—
3/23/2011	10.12	—	—	—	—
6/23/2011	11.14	—	—	—	—
9/23/2011	12.17	—	—	—	—
12/23/2011	13.18	—	—	—	—
3/23/2012	14.19	—	—	—	—
6/23/2012	15.21	—	—	—	—
9/23/2012	16.23	—	—	—	—
12/23/2012	17.24	—	—	—	—
3/23/2013	18.24	—	—	—	—
6/23/2013	19.27	—	—	—	—
9/23/2013	20.29	—	—	—	—
12/23/2013	21.30	—	—	—	—
3/23/2014	22.30	—	—	—	—
6/23/2014	23.32	—	—	—	—
9/23/2014	24.34	—	—	—	—
12/23/2014	25.36	—	—	—	—
3/23/2015	26.36	—	—	—	—
6/23/2015	27.38	—	—	—	—

Total		109,932	1,470,357	1,580,289	1,470,350

	Currently Projected Class C Cashflows
Date	Period	Interest	Principal	Total Cashflows	Present Value
9/23/2008	0.00	—	—	—	—
12/23/2008	1.01	15,680	6,631	22,311	22,076
3/23/2009	2.01	15,438	5,502	20,940	20,503
6/23/2009	3.03	15,721	5,610	21,332	20,664
9/23/2009	4.06	15,661	5,670	21,331	20,442
12/23/2009	5.07	15,430	5,708	21,138	20,044
3/23/2010	6.07	15,201	5,853	21,053	19,755
6/23/2010	7.09	15,475	5,845	21,320	19,792
9/23/2010	8.11	15,412	6,212	21,624	19,860
12/23/2010	9.12	15,178	6,246	21,424	19,469
3/23/2011	10.12	14,946	—	14,946	13,440
6/23/2011	11.14	15,278	—	15,278	13,592
9/23/2011	12.17	15,278	—	15,278	13,447
12/23/2011	13.18	15,112	—	15,112	13,161
3/23/2012	14.19	15,112	1,331	16,442	14,168
6/23/2012	15.21	15,264	4,303	19,566	16,680
9/23/2012	16.23	15,217	4,393	19,610	16,539
12/23/2012	17.24	15,005	4,426	19,431	16,215
3/23/2013	18.24	14,793	4,480	19,273	15,916
6/23/2013	19.27	15,074	3,348	18,422	15,050
9/23/2013	20.29	15,038	2,314	17,352	14,025
12/23/2013	21.30	14,850	2,319	17,169	13,731
3/23/2014	22.30	14,662	4,352	19,014	15,047
6/23/2014	23.32	14,941	4,326	19,266	15,085
9/23/2014	24.34	14,894	3,988	18,882	14,626
12/23/2014	25.36	14,690	2,242	16,932	12,977
3/23/2015	26.36	14,505	1,375,259	1,389,764	1,054,030
6/23/2015	27.38	—	—	—	—

Total		393,854	1,470,357	1,864,211	1,470,332

Although this information has been obtained from sources, which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. This is for informational purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security. All herein listed securities are subject to availability and change in price. Past performance is not indicative of future results while changes in any assumptions may have a material effect on projected results.

FTN Financial Group and FTN Financial Capital Markets are divisions of First Tennessee Bank National Association (FTB). FTN Financial Securities Corp (FFSC). FTN Financial Capital Assets Corporation, and FTN Midwest Securities Corp (MWRE) are wholly owned subsidiaries of FTB. FFSC and MWRE are members of the FINRA and SIPC—http://www.sipc.org/. Equity research is provided by MWRE. FTN Financial Group, through First Tennessee Bank or its affiliates, offers investment products and services.

This message is intended only for the use of the individual or entity to which it is addressed and may contain information that is privileged, confidential and exempt from disclosure under applicable law. If the reader of this message is not the intended recipient, employee or agent responsible to deliver it to the intended recipient, you are hereby notified that reading, disseminating, distributing or copying this communication is strictly prohibited.

Pre TSL XIX - CONFIDENTIAL

EITF 99-20, Other Than Temporary Impairment Cashflow Test

Cusip # 74042HAE7

Previously Projected Cashflows

Assumptions:
LIBOR	2.81875% for all periods
Prepayments - 100% in yr 5 from issuance.

Defaults - None

Additional Defaults - Assumes Spring Grove ($2.5mm bank issuer) cures 12/08. Assumes Peoples Community Bancshares ($15mm bank issuer) cures 6/09.

Original Face Amount	$1,000,000
Current Remaining Factor	0.990374831
Current Remaining Face	$990,375
Current Book Value	990,375
FMV dollar price as of 09/30/08	35.896999
FMV as of 09/30/08	355,515
Original Purchase Price	100.25
Spread to LIBOR	1.20%
Discount Margin	1.20%
Discount Rate	4.01875%
Assumed LIBOR (flat)	2.81875%
Last Payment date	09/22/08
Analysis as of	09/30/08

Present Value of Previously Projected Cashflows	$990,369
Less Principal (paid)/capitalized 09/22/08	—

Present Value of Previously Projected Cashflows (adjusted for prin receipts)	990,369

Currently Projected Cashflows

Assumptions:
LIBOR	2.81875% for all periods
Prepayments - 10% in yr 5, 2% in each of yrs 6-9, and 100% in yr 10 from issuance.
Defaults - 1.2% applied to bank collateral and 2.1% applied to insurance collateral in 9/09, 9/11, and every third yr thereafter. 10% recovery after 2 yrs.

Additional Defaults - Assumes Spring Grove ($2.5mm bank issuer) defers 9/07 with 80% recovery on 9/09. Assumes Peoples Community Bancshares ($15mm bank issuer) cures 6/10. Assumes CapitalSouth defers 9/08 with a 80% recovery on 9/10.

Original Face Amount	$1,000,000
Current Remaining Factor	0.990374831
Current Remaining Face	$990,375
Current Book Value	990,375
FMV dollar price as of 06/30/08	35.896999
FMV as of 06/30/08	355,515
Original Purchase Price	100.25
Spread to LIBOR	1.20%
Discount Margin	1.20%
Discount Rate	4.01875%
Assumed LIBOR (flat)	2.81875%
Last Payment date	09/22/08
Analysis as of	09/30/08

Present Value of Currently Projected Cashflows	990,358

Next Period Yield Based on Current Cashflows	4.02%

		Previously Projected Class C-1 Cashflows						Currently Projected Class C-1 Cashflows
Date	Period	Interest	Principal	Total Cashflows	Present Value	Date	Period	Interest	Principal	Total Cashflows	Present Value
9/22/2008	0.00	—	—	—	—	9/22/2008	0.00	—	—	—	—
12/22/2008	1.01	10,061	334	10,394	10,290	12/22/2008	1.01	10,061	1,491	11,551	11,435
3/22/2009	2.01	9,947	2,172	12,118	11,877	3/22/2009	2.01	9,935	2,132	12,067	11,827
6/22/2009	3.03	10,146	—	10,146	9,843	6/22/2009	3.03	10,134	1,507	11,641	11,293
9/22/2009	4.06	10,146	2,212	12,358	11,867	9/22/2009	4.06	10,119	4,312	14,430	13,857
12/22/2009	5.07	10,013	—	10,013	9,518	12/22/2009	5.07	9,965	1,452	11,417	10,853
3/22/2010	6.07	9,903	—	9,903	9,320	3/22/2010	6.07	9,841	2,089	11,930	11,228
6/22/2010	7.09	10,123	—	10,123	9,430	6/22/2010	7.09	10,038	—	10,038	9,351
9/22/2010	8.11	10,123	985,657	995,780	918,225	9/22/2010	8.11	10,038	—	10,038	9,256
12/22/2010	9.12	—	—	—	—	12/22/2010	9.12	9,929	—	9,929	9,063
3/22/2011	10.12	—	—	—	—	3/22/2011	10.12	9,820	—	9,820	8,875
6/22/2011	11.14	—	—	—	—	6/22/2011	11.14	10,038	—	10,038	8,980
9/22/2011	12.17	—	—	—	—	9/22/2011	12.17	10,038	2,303	12,341	10,928
12/22/2011	13.18	—	—	—	—	12/22/2011	13.18	9,905	1,554	11,459	10,045
3/22/2012	14.19	—	—	—	—	3/22/2012	14.19	9,890	2,338	12,228	10,611
6/22/2012	15.21	—	—	—	—	6/22/2012	15.21	9,974	—	9,974	8,567
9/22/2012	16.23	—	—	—	—	9/22/2012	16.23	9,974	—	9,974	8,480
12/22/2012	17.24	—	—	—	—	12/22/2012	17.24	9,866	—	9,866	8,304
3/22/2013	18.24	—	—	—	—	3/22/2013	18.24	9,758	—	9,758	8,131
6/22/2013	19.27	—	—	—	—	6/22/2013	19.27	9,974	—	9,974	8,227
9/22/2013	20.29	—	—	—	—	9/22/2013	20.29	9,974	—	9,974	8,143
12/22/2013	21.30	—	—	—	—	12/22/2013	21.30	9,866	—	9,866	7,974
3/22/2014	22.30	—	—	—	—	3/22/2014	22.30	9,758	—	9,758	7,808
6/22/2014	23.32	—	—	—	—	6/22/2014	23.32	9,974	—	9,974	7,900
9/22/2014	24.34	—	—	—	—	9/22/2014	24.34	9,974	2,237	12,212	9,574
12/22/2014	25.36	—	—	—	—	12/22/2014	25.36	9,843	1,446	11,289	8,762
3/22/2015	26.36	—	—	—	—	3/22/2015	26.36	9,720	2,232	11,953	9,184
6/22/2015	27.38	—	—	—	—	6/22/2015	27.38	9,914	1,497	11,411	8,679
9/22/2015	28.40	—	—	—	—	9/22/2015	28.40	9,898	963,784	973,682	733,023
12/22/2015	29.41	—	—	—	—	12/22/2015	29.41	—	—	—	—

		80,460	990,375	1,070,835	990,369	Total		278,218	990,375	1,268,593	990,358

Although this information has been obtained from sources, which we believe to be reliable, we do not guarantee is accuracy, and it may be incomplete or condensed. This is for informational purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security. All herein listed securities are subject to availability and change in price. Past performance is not indicative of future results while changes in any assumptions may have a material effect on projected results.

FTN Financial Group and FTN Financial Capital Markets are divisions of First Tennessee Bank National Association (FTB) FTN Financial Securities Corp (FFSC), FTN Financial Capital Assets Corporation, and FTN Midwest Securities Corp (MWRE) are wholly owned subsidiaries of FTB. FFSC and MWRE are members of the FINRA and SIPC—http://www.sipe.org/. Equity research is provided by MWRE. FTN Financial Group, through First Tennessee Bank or its affiliates, offers investment products and services.

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PreTSL and I-PreTSL Stress Analysis as of 10/3/08	CONFIDENTIAL
(See Assumptions and Analysis Description on page 6)

							Additional Immediate Defaults the tranche can withstand before causing:
							Break in Yield*		Temporary Interest Shortfall*
Deal	Class	Current Class Balance	Moody’s/S&P/Fitch Ratings (as of 9/16/08)	Total Current Collateral Balance	Current Deferrals/ Defaults*	Current Performing Collateral	Amount	% of Performing Collateral	Amount	% of Performing Collateral
XII	A-1	420,346,535	Aaa/AAA(n)/AAA	806,200,000	21,000,000	785,200,000	415,000,000	52.9%	415,000,000	52.9%
XII	A-2	64,000,000	Aaa/AAA(n)/AAA	806,200,000	21,000,000	785,200,000	415,000,000	52.9%	415,000,000	52.9%
XII	A-3	10,000,000	Aaa/AAA(n)/AAA	806,200,000	21,000,000	785,200,000	415,000,000	52.9%	415,000,000	52.9%
XII	A-4	17,000,000	Aaa/AAA(n)/AAA	806,200,000	21,000,000	785,200,000	415,000,000	52.9%	415,000,000	52.9%
XII	B-1	204,400,000	A2(n)/NR/A(n)	806,200,000	21,000,000	785,200,000	165,000,000	21.0%	136,500,000	17.4%
XII	B-2	20,500,000	A2(n)/NR/A(n)	806,200,000	21,000,000	785,200,000	165,000,000	21.0%	136,500,000	17.4%
XII	B-3	37,700,000	A2(n)/NR/A(n)	806,200,000	21,000,000	785,200,000	165,000,000	21.0%	136,500,000	17.4%

XIII	A-1	273,702,970	Aaa/AAA(n)/AAA	511,600,000	4,000,000	507,600,000	274,000,000	54.0%	274,000,000	54.0%
XIII	A-2	27,000,000	Aaa/AAA(n)/AAA	511,600,000	4,000,000	507,600,000	274,000,000	54.0%	274,000,000	54.0%
XIII	A-3	7,750,000	Aaa/AAA(n)/AAA	511,600,000	4,000,000	507,600,000	274,000,000	54.0%	274,000,000	54.0%
XIII	A-4	21,500,000	Aaa/AAA(n)/AAA	511,600,000	4,000,000	507,600,000	274,000,000	54.0%	274,000,000	54.0%
XIII	B-1	98,350,000	A2(n)/NR/A(n)	511,600,000	4,000,000	507,600,000	122,000,000	24.0%	89,000,000	17.5%
XIII	B-2	21,450,000	A2(n)/NR/A(n)	511,600,000	4,000,000	507,600,000	122,000,000	24.0%	89,000,000	17.5%
XIII	B-3	44,000,000	A2(n)/NR/A(n)	511,600,000	4,000,000	507,600,000	122,000,000	24.0%	89,000,000	17.5%

XIV	A-1	253,284,754	Aaa/AAA(n)/AAA	477,350,000	5,000,000	472,350,000	250,000,000	52.9%	250,000,000	52.9%
XIV	A-2	62,000,000	Aaa/AAA(n)/AAA	477,350,000	5,000,000	472,350,000	250,000,000	52.9%	250,000,000	52.9%
XIV	B-1	117,000,000	A2(n)/NR/A(n)	477,350,000	5,000,000	472,350,000	113,000,000	23.9%	72,000,000	15.2%
XIV	B-2	10,800,000	A2(n)/NR/A(n)	477,350,000	5,000,000	472,350,000	113,000,000	23.9%	72,000,000	15.2%
XIV	B-3	13,000,000	A2(n)/NR/A(n)	477,350,000	5,000,000	472,350,000	113,000,000	23.9%	72,000,000	15.2%
XIV	C	4,000,000	NR/NR/BBB+(n)	477,350,000	5,000,000	472,350,000	109,000,000	23.1%	6,000,000	1.3%

XV	A-1	317,722,587	Aaa/AAA(n)/AAA	598,300,000	19,000,000	579,300,000	291,000,000	50.2%	291,000,000	50.2%
XV	A-2	63,400,000	Aaa(n)/AAA(n)/AAA	598,300,000	19,000,000	579,300,000	291,000,000	50.2%	291,000,000	50.2%
XV	A-3	15,000,000	Aaa(n)/AAA(n)/AAA	598,300,000	19,000,000	579,300,000	291,000,000	50.2%	291,000,000	50.2%
XV	B-1	114,500,000	A2(n)/NR/A(n)	598,300,000	19,000,000	579,300,000	127,000,000	21.9%	75,500,000	13.0%
XV	B-2	22,000,000	A2(n)/NR/A(n)	598,300,000	19,000,000	579,300,000	127,000,000	21.9%	75,500,000	13.0%
XV	B-3	36,000,000	A2(n)/NR/A(n)	598,300,000	19,000,000	579,300,000	127,000,000	21.9%	75,500,000	13.0%
XV	C	10,135,508	NR/NR/BBB(n)	598,300,000	19,000,000	579,300,000	119,000,000	20.5%	PIKing	PIKing

XVI	A-1	324,097,647	Aaa/AAA(n)/AAA	606,040,000	34,330,000	571,710,000	250,000,000	43.7%	250,000,000	43.7%
XVI	A-2	69,900,000	Aaa/AAA(n)/AAA	606,040,000	34,330,000	571,710,000	250,000,000	43.7%	250,000,000	43.7%
XVI	A-3	12,000,000	Aaa/AAA(n)/AAA	606,040,000	34,330,000	571,710,000	250,000,000	43.7%	250,000,000	43.7%
XVI	B	63,159,600	Aa2/NR/AA	606,040,000	34,330,000	571,710,000	199,820,000	35.0%	55,000,000	9.6%
XVI	C	77,051,735	A2(n)/NR/A	606,040,000	34,330,000	571,710,000	125,820,000	22.0%	35,000,000	6.1%
XVI	D	40,684,110	NR/NR/BBB+	606,040,000	34,330,000	571,710,000	73,820,000	12.9%	PIKing	PIKing

XVII	A-1	264,223,231	Aaa/AAA(n)/AAA	501,470,000	35,820,000	465,650,000	214,180,000	46.0%	214,180,000	46.0%
XVII	A-2	62,000,000	Aaa(n)/AAA(n)/AAA	501,470,000	35,820,000	465,650,000	214,180,000	46.0%	214,180,000	46.0%
XVII	B	57,245,903	Aa2(n)/NR/AA(n)	501,470,000	35,820,000	465,650,000	163,180,000	35.0%	50,000,000	10.7%
XVII	C	64,303,618	A2(n)/NR/A(n)	501,470,000	35,820,000	465,650,000	102,180,000	21.9%	26,500,000	5.7%
XVII	D	33,235,603	NR/NR/BBB(n)	501,470,000	35,820,000	465,650,000	61,180,000	13.1%	PIKing	PIKing

2

PreTSL and I-PreTSL Stress Analysis as of 10/3/08	CONFIDENTIAL
(See Assumptions and Analysis Description on page 6)

							Additional Immediate Defaults the tranche can withstand before causing:
							Break in Yield*		Temporary Interest Shortfall*
Deal	Class	Current Class Balance	Moody’s/S&P/Fitch Ratings (as of 9/16//08)	Total Current Collateral Balance	Current Deferrals/ Defaults*	Current Performing Collateral	Amount	% of Performing Collateral	Amount	% of Performing Collateral
XVIII	A-1	370,662,583	Aaa/AAA(n)/AAA	676,565,000	25,000,000	651,565,000	275,000,000	42.2%	275,000,000	42.2%
XVIII	A-2	87,560,444	Aaa/AAA(n)/AAA	676,565,000	25,000,000	651,565,000	275,000,000	42.2%	275,000,000	42.2%
XVIII	B	78,495,597	Aa2/NR/AA	676,565,000	25,000,000	651,565,000	180,000,000	27.6%	67,500,000	10.4%
XVIII	C	79,690,961	A2(n)/NR/A	676,565,000	25,000,000	651,565,000	141,000,000	21.6%	36,500,000	5.6%
XVIII	D	41,926,487	NR/NR/BBB	676,565,000	25,000,000	651,565,000	91,000,000	14.0%	PIKing	PIKing

XIX	A-1	381,591,422	Aaa/AAA(n)/AAA	700,535,000	20,000,000	680,535,000	282,500,000	41.5%	282,500,000	41.5%
XIX	A-2	97,155,771	Aaa/AAA(n)/AAA	700,535,000	20,000,000	680,535,000	282,500,000	41.5%	282,500,000	41.5%
XIX	B	86,756,835	Aa2/NR/AA	700,535,000	20,000,000	680,535,000	227,500,000	33.4%	70,000,000	10.3%
XIX	C	82,003,036	A2(n)/NR/A(n)	700,535,000	20,000,000	680,535,000	153,000,000	22.5%	32,500,000	4.8%
XIX	D	29,620,197	NR/NR/BBB(n)	700,535,000	20,000,000	680,535,000	110,500,000	16.2%	600,000	0.1%

XX	A-1	327,576,610	Aaa/AAA(n)/AAA	604,154,000	27,000,000	577,154,000	227,000,000	39.3%	227,000,000	39.3%
XX	A-2	83,397,476	Aaa(n)/AAA(n)/AAA	604,154,000	27,000,000	577,154,000	227,000,000	39.3%	227,000,000	39.3%
XX	B	74,426,825	Aa2(n)/NR/AA	604,154,000	27,000,000	577,154,000	177,000,000	30.7%	52,500,000	9.1%
XX	C	42,240,920	A3(n)/NR/A(n)	604,154,000	27,000,000	577,154,000	139,000,000	24.1%	20,500,000	3.6%
XX	D	53,528,167	NR/NR/BBB(n)	604,154,000	27,000,000	577,154,000	86,000,000	14.9%	14,000,000	2.4%

XXI	A-1	408,291,788	Aaa/AAA(n)/AAA(n)	751,940,000	58,000,000	693,940,000	270,000,000	38.9%	270,000,000	38.9%
XXI	A-2	103,973,701	Aaa(n)/AAA(n)/AAA(n)	751,940,000	58,000,000	693,940,000	270,000,000	38.9%	270,000,000	38.9%
XXI	B-1	45,420,610	Aa3(n)/NR/AA(n)	751,940,000	58,000,000	693,940,000	220,000,000	31.7%	40,000,000	5.8%
XXI	B-2	35,349,083	Aa3(n)/NR/AA(n)	751,940,000	58,000,000	693,940,000	220,000,000	31.7%	40,000,000	5.8%
XXI	C-1	47,889,121	Ba1(n)/NR/A(n)	751,940,000	58,000,000	693,940,000	147,000,000	21.2%	14,000,000	2.0%
XXI	C-2	27,992,919	Ba1(n)/NR/A(n)	751,940,000	58,000,000	693,940,000	147,000,000	21.2%	14,000,000	2.0%
XXI	D	57,486,071	NR/NR/BBB(n)	751,940,000	58,000,000	693,940,000	77,000,000	11.1%	PIKing	PIKing

XXII	A-1	748,291,986	Aaa/AAA(n)/AAA	1,386,600,000	122,000,000	1,264,600,000	523,000,000	41.4%	523,000,000	41.4%
XXII	A-2	198,039,768	Aaa(n)/AAA(n)/AAA(n)	1,386,600,000	122,000,000	1,264,600,000	523,000,000	41.4%	523,000,000	41.4%
XXII	B-1	63,788,825	Aa2(n)/NR/AA(n)	1,386,600,000	122,000,000	1,264,600,000	399,000,000	31.6%	57,500,000	4.5%
XXII	B-2	49,068,327	Aa2(n)/NR/AA(n)	1,386,600,000	122,000,000	1,264,600,000	399,000,000	31.6%	57,500,000	4.5%
XXII	B-3	29,735,406	Aa2(n)/NR/AA(n)	1,386,600,000	122,000,000	1,264,600,000	399,000,000	31.6%	57,500,000	4.5%
XXII	C-1	75,810,565	Baa1(n)/NR/A(n)	1,386,600,000	122,000,000	1,264,600,000	261,000,000	20.6%	16,500,000	1.3%
XXII	C-2	70,314,913	Baa1(n)/NR/A(n)	1,386,600,000	122,000,000	1,264,600,000	261,000,000	20.6%	16,500,000	1.3%
XXII	D	95,955,794	NR/NR/BBB(n)	1,386,600,000	122,000,000	1,264,600,000	140,000,000	11.1%	PIKing	PIKing

3

PreTSL and I-PreTSL Current and Projected Deferral/Default Summary 9/30/08

(See assumptions on page 2)

Issue	Capital Securities Issued in the Related Pool ($)	% of Total Current Collateral	Issuer	Deferral Status	Date of Deferral/ Projected Deferral	Projected Senior and Mezz Note Status for Next Payment Date (b)	Projected Income Note Status for Next Payment Date (b)
PreTSL I	15,000,000	5.29%	CIB Marine Bancshares, Inc.	In deferral	03/04	Full interest paid in cash	100% lockout
	6,000,000	2.12%	NBank Corporation (a)	Default	03/05
	15,000,000	5.29%	Marshall Bankfirst Corporation	In deferral	09/07

PreTSL II	15,000,000	4.83%	CIB Marine Bancshares, Inc.	In deferral	03/04	Full interest paid in cash	100% lockout
	8,000,000	2.58%	ANB Bancshares, Inc (AR)	Default	03/08
	12,000,000	3.87%	Marshall Bankfirst Corporation	In deferral	03/08
	6,000,000	1.93%	Capital Corp of the West	In deferral	09/08

PreTSL IV	12,000,000	18.05%	Vineyard National Bancorp	In deferral	06/08	Full interest paid in cash	Full cashflow

PreTSL VII	25,000,000	10.37%	First National Bank Holding Company (AZ)	Default	04/08	Full interest paid in cash (d)	100% lockout
	10,000,000	4.15%	AmericanWest Bancorporation	In deferral	10/08
	25,000,000	10.37%	BankUnited Financial Corporation	In deferral	01/09

PreTSL VIII	15,000,000	3.53%	First National Bank Holding Company (AZ)	Default	04/08	Full interest paid in cash	100% lockout
	5,000,000	1.18%	K Capital Corporation	In deferral	10/08
	5,000,000	1.18%	CapitalSouth Bancorp	In deferral	10/08
	15,000,000	3.53%	BankUnited Financial Corporation	In deferral	01/09

PreTSL IX	5,000,000	1.11%	Omni Financial Services, Inc.	In deferral	07/08	Full interest paid in cash	100% lockout
	5,000,000	1.11%	Security Pacific Bancorp	In deferral	07/08
	17,640,000	3.92%	BankUnited Financial Corporation	In deferral	01/09

PreTSL X	5,000,000	0.98%	Security Pacific Bancorp	In deferral	07/08	Full interest paid in cash	100% lockout
	3,000,000	0.59%	AmericanWest Bancorporation	In deferral	10/08
	9,500,000	1.85%	Triangle Financial Group, Inc.	In deferral	10/08
		[0-2]%	(c)	Projected	10/08

PreTSL XI	5,000,000	0.83%	Federal Trust Corporation	In deferral	09/08	Full interest paid in cash	Full cashflow
	3,000,000	0.50%	Riverside Gulf Coast Banking Company	In deferral	09/08

PreTSL XII	10,000,000	1.24%	Capital Corp of the West	In deferral	06/08	Full interest paid in cash	100% lockout
	6,000,000	0.74%	Integrity Bancshares (GA)	Default	06/08
	5,000,000	0.62%	K Capital Corporation	In deferral	09/08

PreTSL XIII	4,000,000	0.78%	IT&S of Iowa, Inc.	In deferral	09/08	Full interest paid in cash	100% lockout

PreTSL XIV	5,000,000	1.05%	Omni Financial Services, Inc.	In deferral	06/08	Full interest paid in cash	100% lockout

PreTSL XV	10,000,000	1.67%	Security Pacific Bancorp	In deferral	06/08	Full interest paid in cash to Classes A and B. Class C PIK.	100% lockout
	5,000,000	0.84%	First State Bancorporation	In deferral	09/08
	4,000,000	0.67%	Hastings Bancorp	In deferral	09/08

PreTSL XVI	7,150,000	1.18%	PFF Bancorp, Inc.	In deferral	06/08	Full interest paid in cash to Classes A, B, and C. Class D PIK.	100% lockout
	3,000,000	0.50%	CapitalSouth Bancorp	In deferral	09/08
	24,180,000	3.99%	BankUnited Financial Corporation	In deferral	12/08

PreTSL XVII	20,000,000	3.99%	ACA Capital Holdings, Inc.	In deferral	03/08	Full interest paid in cash to Classes A, B, and C. Class D PIK.	100% lockout
	10,000,000	1.99%	Omni Financial Services, Inc.	In deferral	06/08
	5,820,000	1.16%	BankUnited Financial Corporation	In deferral	12/08

PreTSL XVIII	5,000,000	0.74%	K Capital Corporation	In deferral	09/08	Full interest paid in cash to Classes A, B, and C. Class D PIK.	100% lockout
	5,000,000	0.74%	First SCK Financial Corporation	In deferral	09/08
	5,000,000	0.74%	Stampede Holdings	In deferral	09/08
	10,000,000	1.48%	First State Bancorporation	In deferral	09/08

PreTSL XIX	2,500,000	0.36%	Spring Grove Investments, Inc	In deferral	09/07	Full interest paid in cash	50% lockout
	15,000,000	2.14%	Peoples Community Bancorp, Inc.	In deferral	06/08
	2,500,000	0.36%	CapitalSouth Bancorp	In deferral	09/08

1

November 6, 2008

Footnotes

Observations from Portfolio Accounting & Analytics

Fair Value of the Investment Portfolio

FTN Financial utilizes several sources for valuing fixed-income securities.

•

Interactive Data Corporation (IDC) is our primary source for security valuation. IDC provides reliable and unbiased evaluations and is recognized industry-wide as one of the most reliable valuations services. IDC’s evaluations are based on market data. IDC utilizes evaluated pricing models that vary based by asset class and include available trade, bid, and other market information. Generally, methodology includes broker quotes, proprietary modes, vast descriptive terms and conditions databases, as well as extensive quality control programs. Interactive Data evaluators follow multiple review processes to assess the available market, credit and deal level information to support the evaluation process. If they determine that they do not have sufficient, objectively-verifiable information to support a valuation, they will discontinue evaluating that security. More information regarding the IDC pricing methodologies can be found on their website www.interactivedata.com. Given this approach, most clients consider these evaluations level 2 in reference to FAS 157.

•

Standard & Poor’s (S&P) is an additional provider of independent evaluations and pricing services for global securities. The market approach methodology employed by S&P utilizes proprietary pricing models and pricing systems, mathematical tools and experienced evaluators to determine an evaluated price for a security based upon a hierarchy of market information regarding that security or securities with similar characteristics. Beginning in August of 2008, S&P became our primary vendor for supplying evaluations on PreTSL securities due to a number of requests to move to an external source. S&P’s methodology includes generating cash flows through Intex; making an assumption on recoveries, future defaults, and prepayments; talking to dealers about liquidations and where the bonds are being shown; and incorporating the discount margin based on their talks with dealers to run the evaluations. The lack of liquidity in the current market environment generally categorizes PreTSL securities as a level 3 in reference to FAS 157.

•

PricingDirect is an additional provider of independent evaluations. PricingDirect valuations are more than just theoretical because they monitor actual transacted prices. PricingDirect quickly integrates market developments to deliver what they believe to be the best valuations available.

•

Our proprietary valuation Matrices are used for valuing all municipals. Because of the flexibility of having our own proprietary model, we were able to incorporate the recent unprecedented changes in the municipal market. We have enhanced our market evaluation model to include a separate curve structure for the Bank-Qualified versus general market municipals. For the Bank-Qualified municipals, we found that the most accurate source came from our trading desk. We further break down the grouping of securities according to insurer, credit support, state of issuance, and rating to incorporate additional spreads and municipal curves. For the general

Disclosures are contained on the last page of this report.

CAPITAL MARKETS    |    EQUITY RESEARCH    |    INVESTMENT BANKING    |    CORRESPONDENT SERVICES    |    STRATEGIC ALLIANCES

November 6, 2008

market municipals, the Thompson Municipal Market Data curve is used to determine the initial curve for determining the price, movement and yield relationships within the municipal matrix. Thompson Municipal Market Data has been providing a broad range of benchmark data and technical/fundamental analysis to the municipal market since 1981 and is the data considered most reliable by our general market trading staff. Given this approach, most clients consider these evaluations level 2 in reference to FAS 157.

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The FTN Financial Capital Markets trading staff offers valuations for certain securities not available from the other sources. If the inputs used to provide the evaluation are “unobservable” and/or there is very little, if any, market activity for the security or similar securities, the securities would be considered level 3 securities. Securities considered level 2 would be evaluated with observable inputs in a more liquid market.

•	Clients can also provide their own security valuations to be used for their portfolio accounting and analytical reports.

The source of market evaluations is available by reviewing the “Holdings and Fair Value Report” within the Portfolio Accounting Report set. In the far right column, you will see the “Pricing Source” for each security. If a market evaluation is not provided, you will see “Book” in this column as a pricing source.

Holdings and Fair Value Report

Sample Portfolio Memphis, TN FROM 11/1/2007 TO 11/30/2007	Customer ID: 111890 Report Date: 11/21/2007 PAS Rep: Tracy Kwlatkowski Account Rep: Jason E. Parrish
** The Fair Values Shown Reflect Approximate Levels And Do Not Constitute Actual Bids **

Cusip/Sec Grp Ticket Type Pool No	Description Rate (V) Maturity Est Mat Call/Put—Code/Date/Price	Original Face Par/Curr Face Principal Cost Curr Intention	Issue Dt Pur Date Pur Price Tmfr Dt	Bk Yld Pur Yld TE Yld Prev Intention	Sch Rst Qlfd	Day Dly St	Pldg Loc TxCds	S&P Moody Mrkt	Book Value Fair Value Fair Price	Unrealized P/L Pricing Date Pricing Source
3128X1AR8	FED HOME LN MTG CORP MTN	2,000,000.00	05/13/2003	5.12500	SA	13		AAA	2,000,000.00	4,460.00
AGY 375111	5.125 05/13/2013	2,000,000.00	03/25/2006	5.12500		0		Aaa	2,004,460.00	11/20/2007
FHLM	Callable 02/13/2008 100.00	2,000,000.00	100	5.12500	N		T	10	100.223000	IDC
		Available for sale

3128X1AR8	FED HOME LN MTG CORP MTN	2,000,000.00	05/13/2003	5.12500	SA	13		AAA	2,000,000.00	4,460.00
AGY 433081	5.125 05/13/2013	2,000,000.00	03/25/2006	0.00000		0		Aaa	2,004,460.00	11/20/2007
FHLM	Callable 02/13/2008 100.00	2,000,000.00	100	5.12500	N		T	10	100.223000	IDC
		Held for Trading

When clients are evaluating their Portfolio Performance Analysis (PPA) report, it is important to ensure that a market price is available by reviewing the “PPA Bond Listing – Sorted by Type and Maturity.” The report lists the pricing source on the right side of the page. If a market value is not available, “No Px” will appear in this field.

November 6, 2008

PPA Bond Listing - Sorted by Type and Maturity

#	CUSIP	Major Type	Type	Acct	Description	Par Value	Coupon	Maturity	Call Date	Call Price	Step Cpn	Bk Yld Worst	Book Price	Avg Life	Book Value	Mkt BEY	Mkt Price	Price Source	Price Date	Book Profit /Loss
47	542514JN5	CMO	ARM	AFS	LBMLT 2004-6 M2	5,000,000	6.023	11/25/34				6.86	99.83500	1.0	4,991,750	18.29	90.81386	IDC	12/18/07	-451,057
		CMO				5,000,000	6.023	11/25/34				6.86	99.83500	1.0	4,991,750	18.29	90.81386			-451,057
			ARM			6,553,430	5.819	12/29/31				6.58	99.90709	1.7	6,547,341	15.33	92.93082			-457,185

48	3133XDDP3	CMO	CMO	HFT	FHLB 00-0582 H	1,385,404	4.750	10/25/10				4.89	99.79573	2.4	1,382,574	4.68	100.25000	IDC	12/18/07	6,293
49	3133XDDP3	CMO	CMO	AFS	FHLB 00-0582 H	1,385,404	4.750	10/25/10				4.89	99.79573	2.4	1,382,574	4.68	100.25000	IDC	12/18/07	6,293
		CMO				2,770,808	4.750	10/25/10				4.89	99.79573	2.4	2,765,149	4.68	100.25000			12,587

50	3133XAKZ9	CMO	CMO	HFT	FHLB 4S-2012 1	2,125,615	4.840	01/25/12				4.64	100.71150	3.2	2,140,739	3.92	102.78900	S&P	11/20/07	44,160
51	3133XAKZ9	CMO	CMO	AFS	FHLB 4S-2012 1	2,125,615	4.840	01/25/12				4.64	100.71150	3.2	2,140,739	3.92	102.78900	S&P	11/20/07	44,160
52	3133XAX93	CMO	CMO	HFT	FHLB 5G-2012 1	1,660,544	4.970	02/24/12				5.29	99.23671	3.3	1,647,869	5.11	99.75000	TRADER	11/20/07	8,523
53	3133XAX93	CMO	CMO	AFS	FHLB 5G-2012 1	1,660,544	4.970	02/24/12				5.29	99.23671	3.3	1,647,869	5.11	99.75000	TRADER	11/20/07	8,523

When looking for a market bid to sell a bond, contact your sales representative. Even with the evaluations provided by the traders, there could be a difference in the current market value due to timing.

Julie Wiklund, CPA, CFA

Portfolio Accounting & Analytics

julie.wiklund@ftnfinancial.com

Although this information has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. This is for informational purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security. All herein listed securities are subject to availability and change in price. Past performance is not indicative of future results while changes in any assumptions may have a material effect on projected results.

FTN Financial Group and FTN Financial Capital Markets are divisions of First Tennessee Bank National Association (FTB). FTN Financial Securities Corp (FFSC), FTN Financial Capital Assets Corporation, and FTN Midwest Securities Corp (MWRE) are wholly owned subsidiaries of FTB. FFSC and MWRE are members of the FINRA and SIPC—http://www.sipc.org/. Equity research is provided by MWRE. FTN Financial Group, through First Tennessee Bank or its affiliates, offers investment products and services.

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